Exhibit 99.1

Antero Midstream and AMGP Report Third Quarter 2018 Financial and Operating Results

Denver, Colorado, October 31, 2018—Antero Midstream Partners LP (NYSE: AM) (“Antero Midstream” or the “Partnership”) and Antero Midstream GP LP (NYSE: AMGP) (“AMGP”) today released their third quarter 2018 financial and operating results.  The relevant condensed consolidated financial statements are included in Antero Midstream’s and AMGP’s Quarterly Reports on Form 10-Q for the quarter ended September 30, 2018, which have been filed with the Securities and Exchange Commission.

Antero Midstream Third Quarter 2018 Highlights Include:

•                  Net income increased by 48% to $120 million compared to the prior year quarter, or $0.44 per limited partner unit

•                  Adjusted EBITDA increased by 46% to $186 million compared to the prior year quarter

•                  Distributable Cash Flow increased by 52% to $157 million compared to the prior year quarter, resulting in DCF coverage of 1.3x

•                  Increased distribution for the 15th consecutive quarter to $0.44 per unit, achieving 29% growth on an annualized basis

•                  Achieved record gathering, compression, processing and fractionation volumes

•                  Net Debt to trailing twelve months Adjusted EBITDA was 2.3x

AMGP Third Quarter 2018 Highlights Include:

•                  Net income increased by 485% to $18 million compared to the prior year quarter, or $0.09 per common share

•                  Distributable Cash Flow increased by 144% to $27 million compared to the prior year quarter

•                  Increased distribution for the 5th consecutive quarter to $0.144 per share, achieving 144% growth on an annualized basis

•                  Antero Midstream and AMGP entered into a definitive agreement to simplify the corporate structure with AMGP acquiring all outstanding common units of Antero Midstream and converting to a C-corp

Commenting on the third quarter 2018 results, Paul Rady, Chairman and CEO said, “Antero Midstream achieved another milestone during the quarter, with gathering volumes surpassing 2 Bcf/d for the first time in the Partnership’s history. This is a particularly impressive achievement since commencing gathering operations in 2012 and is a testament to our organic growth strategy, as well as the consistent development and strength of our sponsor, Antero Resources.”

Mr. Rady further added, “In addition to our operational success, we recently announced a transaction that simplifies the corporate structure of the midstream business in an immediately accretive transaction to both Antero Midstream and AMGP that we believe is a win-win-win across the Antero family. While the corporate structure is expected to change, our organic growth strategy and integration with Antero Resources remain unchanged. We believe this is the best way to continue delivering value to our equity holders and we remain focused on executing our five year development and infrastructure plans.”

Recent Developments

Antero Midstream Simplification Transaction

On October 9, 2018, Antero Midstream and AMGP announced that they entered into a definitive agreement for AMGP to acquire all outstanding Antero Midstream common units in a stock and cash transaction. The transaction results in the elimination of the outstanding incentive distribution rights (“IDRs”) and simplifies the structure of the midstream business into one publicly-traded corporation (“New AM”).  New AM will be a corporation for both tax and governance purposes with a majority of independent directors upon closing.  Importantly, the transaction is estimated to reduce AMGP’s tax payments from 2019 through 2022 by approximately $375 million, with New AM not expected to pay material federal and state income taxes through at least 2024. These tax savings, combined with the elimination of the IDRs, is expected to result in double digit accretion for both AMGP and AM on a Distributable Cash Flow per share and per unit basis, respectively. In addition, AM public unitholders will receive a 3% increase on their existing per unit distribution targets and growth rates through 2022, assuming unitholders elect to receive all equity consideration. For further details and transaction merits, please visit the investor relations section of Antero Midstream’s and AMGP’s websites, which includes a press release and accompanying presentation relating to the transaction. Additionally, as part of the midstream simplification transaction, Antero Midstream exercised the accordion feature on its revolving credit facility, increasing total borrowing capacity from $1.5 billion to $2.0 billion.

For a discussion of the non-GAAP financial measures Adjusted EBITDA, Distributable Cash Flow, and Net Debt please see “Non-GAAP Financial Measures.”

Antero Midstream Third Quarter Financial Results

Low pressure gathering volumes for the third quarter of 2018 averaged 2,166 MMcf/d, a 37% increase as compared to the prior year quarter.  Compression volumes for the third quarter of 2018 averaged 1,756 MMcf/d, a 45% increase as compared to the third quarter of 2017.  High pressure gathering volumes for the third quarter of 2018 averaged 2,173 MMcf/d, a 13% increase over the third quarter of 2017.  The increase in gathering and compression volumes to Partnership record levels was driven by production growth from Antero Resources in Antero Midstream’s area of dedication.  Fresh water delivery volumes averaged a 195 MBbl/d during the quarter, a 37% increase compared to the third quarter of 2017, driven by increased completion stages. Antero Midstream treated 12 MBbl/d of wastewater at the Antero Clearwater Facility during the third quarter.

Gross processing volumes from the 50/50 processing and fractionation joint venture with MarkWest (a wholly-owned subsidiary of MPLX) (the “Joint Venture”) averaged 606 MMcf/d for the third quarter of 2018, an increase of 65% compared to the prior year quarter.  The three Sherwood Joint Venture plants operated at over 100% utilization for the quarter.  Gross Joint Venture fractionation volumes averaged 17,365 Bbl/d, a 170% increase compared to the prior year quarter. The increase in processing and fractionation volumes is primarily driven by an increase in Antero Resources’ rich gas and C3+ NGL production volumes.

	Three Months Ended September 30,		%
	2017	2018	Change
Average Daily Volumes:
Low Pressure Gathering (MMcf/d)	1,586	2,166	37%
Compression (MMcf/d)	1,207	1,756	45%
High Pressure Gathering (MMcf/d)	1,918	2,173	13%
Fresh Water Delivery (MBbl/d)	142	195	37%
Clearwater Treatment Volumes (MBbl/d)	—	12	*
Gross Joint Venture Processing (MMcf/d)	368	606	65%
Gross Joint Venture Fractionation (Bbl/d)	6,431	17,365	170%

For the three months ended September 30, 2018, the Partnership reported revenues of $266 million, comprised of $133 million from the Gathering and Processing segment and $133 million from the Water Handling and Treatment segment. Revenues increased 37% compared to the prior year quarter, driven by growth in gathering, compression and fresh water delivery volumes. Water Handling and Treatment segment revenues include $5 million from wastewater treatment at the Antero Clearwater Facility and $60 million from wastewater handling and high rate water transfer services, which are billed at cost plus 3%.

Direct operating expenses for the Gathering and Processing, and Water Handling and Treatment segments were $12 million and $69 million, respectively, for a total of $81 million, compared to $63 million in direct operating expenses in the prior year quarter. Water Handling and Treatment direct operating expenses include $58 million from wastewater handling and high rate water transfer services, which are billed at cost plus 3%.  General and administrative expenses excluding equity-based compensation were $10 million during the third quarter of 2018, a 47% increase compared to the third quarter of 2017.  The increase in general and administrative expenses was driven by fees incurred from the midstream simplification transaction and an increase in the number of employees needed to support growing operations.  Total operating expenses were $140 million, including $38 million of depreciation, $1 million of impairment and $4 million of accretion of contingent acquisition consideration and asset retirement obligations.

Net income for the third quarter of 2018 was $120 million, a 48% increase compared to the prior year quarter.  Net income per limited partner unit was $0.44 per unit, a 33% increase compared to the prior year quarter.  Adjusted EBITDA was $186 million, a 46% increase compared to the prior year quarter.  Adjusted EBITDA for the quarter included $12 million in combined distributions from Stonewall Gathering LLC and the processing and fractionation Joint Venture.  Cash interest paid was $25 million. The decrease in cash reserved for bond interest during the quarter was $9 million and cash reserved for payment of income tax withholding upon vesting of Antero Midstream equity-based compensation awards was $2 million. Maintenance capital expenditures during the quarter totaled $11 million and Distributable Cash Flow was $157 million, a 52% increase over the prior year quarter, resulting in a DCF coverage ratio of 1.3x.

The following table reconciles net income to Adjusted EBITDA and Distributable Cash Flow as used in this release (in thousands):

	Three Months Ended September 30,
	2017	2018
Net income	$80,893	119,764
Interest expense	9,311	16,988
Impairment of property and equipment expense	—	1,157
Depreciation expense	30,556	38,456
Accretion of contingent acquisition consideration	2,556	4,020
Accretion of asset retirement obligations	—	33
Equity-based compensation	7,199	4,528
Equity in earnings of unconsolidated affiliates	(7,033)	(10,706)
Distributions from unconsolidated affiliates	4,300	11,765
Adjusted EBITDA	127,782	186,005
Interest paid	(20,554)	(24,958)
Decrease in cash reserved for bond interest (1)	8,831	8,734
Income tax withholding upon vesting of Antero Midstream Partners LP equity-based compensation awards (2)	(1,500)	(1,500)
Maintenance capital expenditures (3)	(10,771)	(10,964)
Distributable Cash Flow	$103,788	157,317

Distributions Declared to Antero Midstream Holders
Limited Partners	$63,454	82,302
Incentive distribution rights	19,067	37,815
Total Aggregate Distributions	$82,521	120,117

DCF coverage ratio	1.3x	1.3x

(1)         Cash reserved for bond interest expense on Antero Midstream’s 5.375% senior notes outstanding during the period that is paid on a semi-annual basis on March 15th and September 15th of each year.

(2)         Estimate of current period portion of expected cash payment for income tax withholding attributable to vesting of Midstream LTIP equity-based compensation awards to be paid in the fourth quarter.

(3)         Maintenance capital expenditures represent the portion of our estimated capital expenditures associated with (i) the connection of new wells to our gathering and processing systems that we believe will be necessary to offset the natural production declines Antero Resources will experience on all of its wells over time, and (ii) water delivery to new wells necessary to maintain the average throughput volume on our systems.

Gathering and Processing —During the third quarter, Antero Midstream connected 73 wells to its gathering system during the quarter.  The Partnership’s compression capacity was approximately 80% utilized throughout the quarter. Antero Resources is currently operating five drilling rigs on Antero Midstream dedicated acreage.

In addition, the Joint Venture with MPLX continued construction on Sherwood 10 and 11 processing plants, which are expected to be placed online during the fourth quarter of 2018. During the third quarter, the Joint Venture’s 600MMcf/d of processing capacity was fully utilized. The Joint Venture also continued construction on the Hopedale 4 fractionation plant, which is expected to be placed online by the end of the fourth quarter of 2018. By year-end 2018, the Joint Venture expects to have 1.0 Bcf/d of gross processing capacity and 40 MBbl/d of gross fractionation capacity.

Water Handling and Treatment — Antero Midstream’s Marcellus and Utica fresh water delivery systems serviced 38 well completions during the third quarter of 2018, a 19% increase from the prior year quarter. Antero Resources continued to improve completion efficiencies increasing from 5.0 stages per day in the prior quarter to 5.5 stages per day in the third quarter. During the month of September, Antero Resources averaged 6.0 stages per day.  These efficiencies accelerated completions scheduled for the fourth quarter of 2018 into the third quarter and is expected to result in a sequential decrease in fresh water delivery volumes in the fourth quarter. Antero Resources operated four completion crews on Antero Midstream dedicated acreage in the third quarter of 2018 and has reduced its completion crews to three in the fourth quarter of 2018, driven by efficiency gains the first three quarters of 2018.

Balance Sheet and Liquidity

As of September 30, 2018, Antero Midstream had $875 million drawn on its $1.5 billion bank credit facility, resulting in $625 million of liquidity.  Antero Midstream’s Net Debt to trailing twelve months Adjusted EBITDA was 2.3x as of September 30, 2018.  For a reconciliation of consolidated Net Debt to consolidated total debt, the most comparable GAAP measure, please read “Non-GAAP Financial Measures.”

Commenting on Antero Midstream’s distribution growth and balance sheet, Michael Kennedy, CFO of Antero Midstream said, “Antero Midstream continued to deliver on its 2018 plan, growing Adjusted EBITDA and Distributable Cash Flow by 46% and 52%, respectively. This industry leading growth allowed AM to increase its distribution by 29% while maintaining strong DCF coverage of 1.3x and resulted in 144% year-over-year distribution growth at AMGP. Importantly, AM continues to maintain a strong balance sheet, with Net Debt to trailing twelve months Adjusted EBITDA of 2.3x.”

Capital Investments

Capital expenditures, excluding investments in the processing and fractionation joint venture, were $150 million in the third quarter of 2018 as compared to $147 million in the third quarter of 2017.  Capital invested in gathering systems and related facilities was $131 million and capital invested in water handling and treatment assets was $19 million.  Investments in unconsolidated affiliates for the Joint Venture were $35 million during the quarter.

AMGP Third Quarter 2018 Financial Results

AMGP’s equity in earnings from Antero Midstream, which reflects the cash distributions from Antero Midstream, was $38 million for the third quarter of 2018.  Net income for the quarter was $18 million.  AMGP’s cash distributions from Antero Midstream were $36 million, net of $2 million of total cash reserved and distributed to Series B units of Antero IDR Holdings LLC. General and administrative expenses were $2.3 million, including $1.8 million of special committee and legal advisory fees. The provision and reserve for income taxes was $8.9 million, resulting in cash available for distribution of $27 million. The 145% increase in cash available for distribution compared to the third quarter of 2017 is driven by an increase in cash distributions from Antero Midstream.

The following table reconciles cash distributions from Antero Midstream and AMGP cash distribution per common share as presented in this release (in thousands):

Three Months Ended September 30, 2018
Cash distributions from Antero Midstream Partners LP	$37,816
Cash reserved for distributions to unvested Series B units of IDR LLC	(1,195)
Cash distribution to vested Series B units of IDR LLC	(598)
Cash distributions to Antero Midstream GP LP	$36,023
General and administrative expenses	(2,229)
Interest expense	(68)
Conflicts committee legal and advisory fees included in G&A expense(1)	1,826
Provision and reserve for income taxes	(8,906)
Cash available for distribution	$26,646

DCF coverage ratio	1.0x

Common shares outstanding	186,219

Cash distribution per common share	$0.144

(1)         Represents non-recurring accrued legal and advisory fees associated with the ongoing conflicts committee process as disclosed on February 26, 2018.

Conference Call

A joint conference call for Antero Midstream and AMGP is scheduled on Thursday, November 1, 2018 at 10:00 am MT to discuss the financial and operational results.  A brief Q&A session for security analysts will immediately follow the discussion of the results for the quarter.  To participate in the call, dial in at 1-888-347-8204 (U.S.), 1-855-669-9657 (Canada), or 1-412-902-4229 (International) and reference “Antero Midstream”.  A telephone replay of the call will be available until Thursday, November 8, 2018 at 10:00 am MT at 1-844-512-2921 (U.S.) or 1-412-317-6671 (International) using the passcode 10123142.

Presentation

To access the live webcast and view the related earnings conference call presentation, visit Antero Midstream’s website at www.anteromidstream.com or AMGP’s website at www.anteromidstreamgp.com.  The webcast will be archived for replay on Antero Midstream’s website and AMGP’s website until Thursday, November 8, 2018 at 10:00 am MT.  Information on Antero Midstream’s website and AMGP’s website does not constitute a portion of this press release.

Non-GAAP Financial Measures and Definitions

Antero Midstream uses Adjusted EBITDA as an important indicator of the Partnership’s performance.  Antero Midstream defines Adjusted EBITDA as net income before interest expense, impairment expense, gain on sale of assets, depreciation expense, accretion, equity-based compensation expense, excluding equity in earnings of unconsolidated affiliates and including cash distributions from unconsolidated affiliates.

Antero Midstream uses Adjusted EBITDA to assess:

•                  the financial performance of the Partnership’s assets, without regard to financing methods, capital structure or historical cost basis;

•                  its operating performance and return on capital as compared to other publicly traded partnerships in the midstream energy sector, without regard to financing or capital structure; and

•                  the viability of acquisitions and other capital expenditure projects.

The Partnership defines Distributable Cash Flow as Adjusted EBITDA less interest paid, income tax withholding payments and cash reserved for payments of income tax withholding upon vesting of equity-based compensation awards, cash reserved for bond interest and ongoing maintenance capital expenditures paid. Antero Midstream uses Distributable Cash Flow as a performance metric to compare the cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to unitholders.  Distributable Cash Flow does not reflect changes in working capital balances.

Adjusted EBITDA and Distributable Cash Flow are non-GAAP financial measures.  The GAAP measure most directly comparable to Adjusted EBITDA and Distributable Cash Flow is Net Income.  The non-GAAP financial measures of Adjusted EBITDA and Distributable Cash Flow should not be considered as alternatives to the GAAP measure of Net Income.  Adjusted EBITDA and Distributable Cash Flow are not presentations made in accordance with GAAP and have important limitations as an analytical tool because they include some, but not all, items that affect Net Income and Adjusted EBITDA.  You should not consider Adjusted EBITDA and Distributable Cash Flow in isolation or as a substitute for analyses of results as reported under GAAP.  Antero Midstream’s definition of Adjusted EBITDA and Distributable Cash Flow may not be comparable to similarly titled measures of other partnerships.

“Segment Adjusted EBITDA” is also used by our management team for various purposes, including as a measure of operating performance and as a basis for strategic planning and forecasting. Segment Adjusted EBITDA is a non-GAAP financial measure that we define as operating income before equity-based compensation expense, interest expense, depreciation expense, gain on sale of assets, impairment expense, accretion, excluding equity in earnings of unconsolidated affiliates, and including cash distributions from unconsolidated affiliates. Operating income is the most directly comparable GAAP financial measure to Segment Adjusted EBITDA because we do not account for interest expense on a segment basis.

The Partnership defines consolidated net debt as consolidated total debt less cash and cash equivalents.  Antero Midstream views consolidated net debt as an important indicator in evaluating the Partnership’s financial leverage.

The following table reconciles consolidated total debt to consolidated net debt (“Net Debt”) as used in this release (in thousands):

September 30, 2018

Bank credit facility	$875,000
5.375% AM senior notes due 2024	650,000
Net unamortized debt issuance costs	(8,146)
Consolidated total debt	$1,516,854
Cash and cash equivalents	—
Consolidated net debt	$1,516,854

The following table reconciles net income to Adjusted EBITDA for the twelve months ended September 30, 2018 as used in this release (in thousands):

Twelve Months Ended September 30, 2018

Net income	$401,491
Interest expense	53,307
Impairment of property and equipment expense	29,202
Depreciation expense	138,279
Accretion of contingent acquisition consideration	15,644
Accretion of asset retirement obligations	101
Equity-based compensation	23,453
Equity in earnings of unconsolidated affiliate	(35,139)
Distributions from unconsolidated affiliates	39,735
Gain on sale of asset — Antero Resources	(583)
Adjusted EBITDA	$665,490

Antero Midstream is a limited partnership that owns, operates and develops midstream gathering, compression, processing and fractionation assets as well as integrated water assets that primarily service Antero Resources Corporation’s properties located in West Virginia and Ohio. Holders of Antero Midstream common units will receive a Schedule K-1 with respect to distributions received on the common units.

AMGP is a Delaware limited partnership that has elected to be classified as an entity taxable as a corporation for U.S. federal income tax purposes.  Holders of AMGP common shares will receive a Form 1099 with respect to distributions received on the common shares.  AMGP owns the general partner of Antero Midstream and indirectly owns the incentive distribution rights in Antero Midstream.

This release includes “forward-looking statements” within the meaning of federal securities laws.  Such forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Partnership’s and AMGP’s control.  All statements, other than historical facts included in this release, are forward-looking statements.  All forward-looking statements speak only as of the date of this release and are based upon a number of assumptions.  Without limiting the generallity of the foregoing, forward-looking statements contained in this press release specifically include the timing of consummation of the simplification transaction, if at all, statements regarding the transaction, the extent of the accretion, if any, to AMGP shareholders and AM unitholders, that the transaction will reduce AMGP’s tax payments from 2019 through 2022 and that New AM does not expect to pay material cash taxes through at least 2024. Although the Partnership and AMGP each believe that the plans, intentions and expectations reflected in or suggested by the forward-looking statements are reasonable, there is no assurance that the assumptions underlying these forward-looking statements will be accurate or the plans, intentions or expectations expressed herein will be achieved.  For example, future acquisitions, dispositions or other strategic transactions may materially impact the forecasted or targeted results described in this release.  Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in such statements.  Nothing in this release is intended to constitute guidance with respect to Antero Resources.

Antero Midstream and AMGP caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond the Partnership’s and AMGP’s control, incident to the gathering and processing and fresh water and waste water treatment businesses.  These risks include, but are not limited to, the expected timing and likelihood of completion of the transaction, including the ability to obtain requisite regulatory, unitholder and shareholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized, the cost savings, tax benefits and any other synergies from the transaction may not be fully realized or may take longer to realize than expected, Antero Resources’ expected future growth, Antero Resources’ ability to meet its drilling and development plan, commodity price volatility, ability to execute the Partnership’s business strategy, competition and government regulations, actions taken by third-party producers, operators, processors and transporters, inflation, environmental risks, drilling and completion and other operating risks, regulatory changes, the uncertainty inherent in projecting future rates of production, cash flow and access to capital, the timing of development expenditures, and the other risks described under “Risk Factors” in Antero Midstream’s Annual Report on Form 10-K for the year ended December 31, 2017.

No Offer or Solicitation

This communication discusses a previously announced proposed business combination transaction between Antero Midstream and AMGP. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information And Where To Find It

In connection with the transaction, AMGP will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that will include a joint proxy statement of Antero Midstream and AMGP and a prospectus of AMGP. The transaction will be submitted to Antero Midstream unitholders and AMGP shareholders for their consideration. Antero Midstream and AMGP may also file other documents with the SEC regarding the transaction. The definitive joint proxy statement/prospectus will be sent to the shareholders of AMGP and unitholders of Antero Midstream. This document is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that AMGP or Antero Midstream may file with the SEC or send to shareholders of AMGP or unitholders of Antero Midstream in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ANTERO MIDSTREAM AND AMGP ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by AMGP or Antero Midstream through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Antero Midstream will be made available free of charge on Antero Midstream’s website at http://investors.anteromidstream.com/investor-relations/AM, under the heading “SEC Filings,” or by directing a request to Investor Relations, Antero Midstream Partners LP, 1615 Wynkoop Street, Denver, Colorado 75219, Tel. No. (303) 357-7310. Copies of documents filed with the SEC by AMGP will be made available free of charge on AMGP’s website at http://investors.anteromidstreamgp.com/Investor-Relations/AMGP or by directing a request to Investor Relations, Antero Midstream GP LP, 1615 Wynkoop Street, Denver, Colorado 75219, Tel. No. (303) 357-7310.

Participants In The Solicitation

Antero Resources, AMGP, Antero Midstream and the directors and executive officers of AMGP and Antero Midstream’s respective general partners and of Antero Resources may be deemed to be participants in the solicitation of proxies in respect to the proposed transaction.

Information regarding the directors and executive officers of Antero Midstream’s general partner is contained in Antero Midstream’s 2018 Annual Report on Form 10-K filed with the SEC on February 13, 2018, and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Antero Midstream’s website at http://www.anteromidstream.com. Information regarding the executive officers and directors of AMGP’s general partner is contained in AMGP’s 2018 Annual Report on Form 10-K filed with the SEC on February 13, 2018 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing AMGP’s website at http://www.anteromidstream.com. Information regarding the executive officers and directors of Antero Resources is contained in Antero Resources’ 2018 Annual Report on Form 10-K filed with the SEC on February 13, 2018 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Antero Resources’ website at http:// www.anteroresources.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described above.

For more information, contact Michael Kennedy — CFO of Antero Midstream and AMGP at (303) 357-6782 or mkennedy@anteroresources.com.

ANTERO MIDSTREAM PARTNERS LP

Condensed Consolidated Balance Sheets

December 31, 2017 and September 30, 2018

(Unaudited)

(In thousands)

	December 31, 2017	September 30, 2018
Assets
Current assets:
Cash and cash equivalents	$8,363	—
Accounts receivable—Antero Resources	110,182	115,905
Accounts receivable—third party	1,170	16,586
Prepaid expenses	670	1,474
Total current assets	120,385	133,965
Property and equipment, net	2,605,602	2,873,874
Investments in unconsolidated affiliates	303,302	392,893
Other assets, net	12,920	14,096
Total assets	$3,042,209	3,414,828

Liabilities and Partners’ Capital
Current liabilities:
Accounts payable—Antero Resources	$6,459	3,758
Accounts payable—third party	8,642	15,656
Accrued liabilities	106,006	88,258
Other current liabilities	209	215
Total current liabilities	121,316	107,887
Long-term liabilities:
Long-term debt	1,196,000	1,516,854
Contingent acquisition consideration	208,014	219,855
Asset retirement obligations	—	3,148
Other	410	2,522
Total liabilities	1,525,740	1,850,266

Partners’ capital:
Common unitholders - public (88,059 and 88,175 units issued and outstanding at December 31, 2017 and September 30, 2018, respectively)	1,708,379	1,726,112
Common unitholder - Antero Resources (98,870 units issued and outstanding at December 31, 2017 and September 30, 2018)	(215,682)	(199,365)
General partner	23,772	37,815
Total partners’ capital	1,516,469	1,564,562
Total liabilities and partners’ capital	$3,042,209	3,414,828

ANTERO MIDSTREAM PARTNERS LP

Condensed Consolidated Statements of Operations and Comprehensive Income

Three Months Ended September 30, 2017 and 2018

(Unaudited)

(In thousands, except per unit amounts)

	Three Months Ended September 30,
	2017	2018
Revenue:
Gathering and compression—Antero Resources	$100,518	133,202
Water handling and treatment—Antero Resources	93,111	132,898
Water handling and treatment—third party	—	105
Total revenue	193,629	266,205
Operating expenses:
Direct operating	63,030	81,475
General and administrative (including $7,199 and $4,528 of equity-based compensation in 2017 and 2018, respectively)	14,316	15,018
Impairment of property and equipment	—	1,157
Depreciation	30,556	38,456
Accretion of contingent acquisition consideration	2,556	4,020
Accretion of asset retirement obligations	—	33
Total operating expenses	110,458	140,159
Operating income	83,171	126,046
Interest expense, net	(9,311)	(16,988)
Equity in earnings of unconsolidated affiliates	7,033	10,706
Net income and comprehensive income	80,893	119,764
Net income attributable to incentive distribution rights	(19,067)	(37,816)
Limited partners’ interest in net income	$61,826	81,948

Net income per limited partner unit—basic and diluted	$0.33	0.44

Weighted average limited partner units outstanding:
Basic	186,581	187,044
Diluted	187,145	187,502

ANTERO MIDSTREAM PARTNERS LP

Condensed Consolidated Results of Segment Operations

Three Months Ended September 30, 2017 and 2018

(Unaudited)

(In thousands)

		Water
	Gathering and	Handling and	Consolidated
	Processing	Treatment	Total
Three months ended September 30, 2017
Revenues:
Revenue—Antero Resources	$100,518	93,111	193,629
Total revenues	100,518	93,111	193,629

Operating expenses:
Direct operating	10,560	52,470	63,030
General and administrative (before equity-based compensation)	4,225	2,892	7,117
Equity-based compensation	5,111	2,088	7,199
Depreciation	21,803	8,753	30,556
Accretion of contingent acquisition consideration	—	2,556	2,556
Total expenses	41,699	68,759	110,458
Operating income	$58,819	24,352	83,171

Segment and consolidated Adjusted EBITDA	$90,033	37,749	127,782

Three months ended September 30, 2018
Revenues:
Revenue—Antero Resources	$133,202	132,898	266,100
Revenue—third-party	—	105	105
Total revenues	133,202	133,003	266,205

Operating expenses:
Direct operating	12,317	69,158	81,475
General and administrative (before equity-based compensation)	8,117	2,373	10,490
Equity-based compensation	3,666	862	4,528
Impairment of property and equipment	1,157	—	1,157
Depreciation	25,830	12,626	38,456
Accretion of contingent acquisition consideration	—	4,020	4,020
Accretion of asset retirement obligations	—	33	33
Total expenses	51,087	89,072	140,159
Operating income	$82,115	43,931	126,046

Segment and consolidated Adjusted EBITDA	$124,533	61,472	186,005

ANTERO MIDSTREAM PARTNERS LP

Selected Operating Data

Three Months Ended September 30, 2017 and 2018

(Unaudited)

(In thousands)

	Three Months Ended September 30,		Amount of Increase	Percentage
	2017	2018	(Decrease)	Change
Revenue:
Revenue—Antero Resources	$193,629	266,100	72,471	37%
Revenue—third-party	—	105	105	*
Total revenue	193,629	266,205	72,576	37%
Operating expenses:
Direct operating	63,030	81,475	18,445	29%
General and administrative (before equity-based compensation)	7,117	10,490	3,373	47%
Equity-based compensation	7,199	4,528	(2,671)	(37)%
Impairment of property and equipment	—	1,157	1,157	*
Depreciation	30,556	38,456	7,900	26%
Accretion of contingent acquisition consideration	2,556	4,020	1,464	57%
Accretion of asset retirement obligations	—	33	33	*
Total operating expenses	110,458	140,159	29,701	27%
Operating income	83,171	126,046	42,875	52%
Interest expense	(9,311)	(16,988)	7,677	82%
Equity in earnings of unconsolidated affiliates	7,033	10,706	3,673	52%
Net income	$80,893	119,764	38,871	48%
Adjusted EBITDA	$127,782	186,005	58,224	46%
Operating Data:
Gathering—low pressure (MMcf)	145,898	199,226	53,328	37%
Gathering—high pressure (MMcf)	176,471	199,897	23,426	13%
Compression (MMcf)	111,070	161,549	50,479	45%
Fresh water delivery (MBbl)	13,022	17,984	4,962	38%
Treated water (MBbl)	—	1,062	1,062	*
Other fluid handling (MBbl)	3,723	5,080	1,357	36%
Wells serviced by fresh water delivery	32	38	6	19%
Gathering—low pressure (MMcf/d)	1,586	2,166	580	37%
Gathering—high pressure (MMcf/d)	1,918	2,173	255	13%
Compression (MMcf/d)	1,207	1,756	549	45%
Fresh water delivery (MBbl/d)	142	195	53	37%
Treated water (MBbl/d)	—	12	12	*
Other fluid handling (MBbl/d)	40	55	15	36%
Average realized fees:
Average gathering—low pressure fee ($/Mcf)	$0.32	0.32	—	—%
Average gathering—high pressure fee ($/Mcf)	$0.19	0.19	—	—%
Average compression fee ($/Mcf)	$0.19	0.19	—	—%
Average fresh water delivery fee ($/Bbl)	$3.71	3.78	0.07	2%
Average treated water fee ($/Bbl)	$—	4.92	4.92	*
Joint Venture Operating Data:
Processing—Joint Venture (MMcf)	33,841	55,720	21,879	65%
Fractionation—Joint Venture (MBbl)	592	1,598	1,006	170%
Processing—Joint Venture (MMcf/d)	368	606	238	65%
Fractionation—Joint Venture (MBbl/d)	6	17	11	183%

*                 Not meaningful or applicable.

ANTERO MIDSTREAM PARTNERS LP

Condensed Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2017 and 2018

(Unaudited)

(In thousands)

	Nine Months Ended September 30,
	2017	2018
Cash flows provided by (used in) operating activities:
Net income	$243,160	337,335
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	88,604	107,321
Accretion of contingent acquisition consideration	9,672	11,841
Accretion of asset retirement obligations	—	101
Impairment of property and equipment	—	5,771
Equity-based compensation	20,436	16,606
Equity in earnings of unconsolidated affiliates	(12,887)	(27,832)
Distributions from unconsolidated affiliates	10,120	29,660
Amortization of deferred financing costs	1,906	2,083
Gain on sale of assets—Antero Resources	—	(583)
Changes in assets and liabilities:
Accounts receivable—Antero Resources	(19,985)	(10,723)
Accounts receivable—third party	75	944
Prepaid expenses	(484)	(804)
Accounts payable—Antero Resources	857	(2,009)
Accounts payable—third party	1,181	4,221
Accrued liabilities	1,612	(2,530)
Net cash provided by operating activities	344,267	471,402
Cash flows provided by (used in) investing activities:
Additions to gathering systems and facilities	(254,619)	(337,623)
Additions to water handling and treatment systems	(143,470)	(68,325)
Investments in unconsolidated affiliates	(216,776)	(91,419)
Proceeds from sale of assets—Antero Resources	—	4,470
Change in other assets	(5,877)	(3,138)
Change in other liabilities	—	2,273
Net cash (used in) investing activities	(620,742)	(493,762)
Cash flows provided by (used in) financing activities:
Distributions to unitholders	(200,037)	(304,453)
Borrowings on bank credit facilities, net	217,000	320,000
Issuance of common units, net of offering costs	248,949	—
Employee tax withholding for settlement of equity compensation awards	(932)	(1,399)
Other	(52)	(151)
Net cash provided by financing activities	264,928	13,997
Net (decrease) in cash and cash equivalents	(11,547)	(8,363)
Cash and cash equivalents, beginning of period	14,042	8,363
Cash and cash equivalents, end of period	$2,495	—
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$42,530	53,576
Increase (decrease) in accrued capital expenditures and accounts payable for property and equipment	$2,936	(13,115)

Antero Midstream GP LP

Condensed Consolidated Balance Sheets

December 31, 2017 and September 30, 2018

(Unaudited)

(In thousands, except number of shares and units)

	December 31,	September 30,
	2017	2018
Assets
Current assets:
Cash	$5,987	4,246
Prepaid expenses	—	56
Deferred financing costs	—	140
Total current assets	5,987	4,442
Investment in Antero Midstream Partners LP	23,772	37,816
Total assets	$29,759	42,258

Liabilities and Partners’ Capital
Current liabilities:
Accounts payable and accrued liabilities	293	939
Income taxes payable	13,858	13,223
Total current liabilities	14,151	14,162
Non-current liability:
Liability for equity-based compensation	—	2,970
Total liabilities	14,151	17,132
Partners’ capital:
Common shareholders - public (186,181,975 shares and 186,209,369 shares issued and outstanding at December 31, 2017 and September 30, 2018, respectively)	(19,866)	(10,163)
IDR LLC Series B units (32,875 units vested at December 31, 2017 and September 30, 2018)	35,474	35,289
Total partners’ capital	15,608	25,126
Total liabilities and partners’ capital	$29,759	42,258

Antero Midstream GP LP

Condensed Consolidated Statements of Operations and Comprehensive Income

Three Months Ended September 30, 2017 and 2018

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended September 30,
	2017	2018
Equity in earnings of Antero Midstream Partners LP	$19,067	37,816
Total income	19,067	37,816
General and administrative expense	615	2,229
Equity-based compensation	8,317	8,574
Total operating expenses	8,932	10,803
Operating income	10,135	27,013
Interest Expense, net	—	68
Income before income taxes	10,135	26,945
Provision for income taxes	(7,157)	(8,917)
Net income (loss) and comprehensive income (loss)	2,978	18,028
Net income attributable to vested Series B units	—	(598)
Net income (loss) attributable to common shareholders	$2,978	17,430

Net income (loss) per common share - basic and diluted	$0.02	0.09

Weighted average number of common shares outstanding - basic	186,173	186,208
Weighted average number of common shares outstanding- diluted	191,175	186,208